82-34639

AGENIX LIMITED
Level 9 123 Epping Rd
North Ryde NSW 2113
Australia
Tel : (612) 8875 7898
Fax : (612) 8875 7897
Website : www.agenix.net

AGENIX

SEC#82-5258

13 September 2002

US Securities and Exchange Commission
Attn: Filing Desk
450 Fifth Street N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

SEC MAIL PROCESSING RECEIVED SEP 1 9 2002 WASH. D.C. 154 SECTION

Dear Sir

Re: Submission Under Rule 12g3-2(b) – Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange. We are providing copies of these announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely,

Jeff Carter
Chief Financial Officer & Company Secretary

PROCESSED
SEP 24 2002
THOMSON FINANCIAL

dlw 9/23

AGENIX

AGENIX LIMITED
Level 9 123 Epping Rd
North Ryde NSW 2113
Australia
Tel : (612) 8875 7898
Fax : (612) 8875 7897
Website : www.agenix.net

ASX ANNOUNCEMENT

AGENIX PRE-TAX PROFIT UP 11% TO $4.2 MILLION ON REVENUE OF $40 MILLION CASH FLOW INCREASES 168%

Thursday 12 September 2002

Biotechnology company Agenix Limited [ASX:AGX] today announced a 11% increase in pre-tax profit to $4.2 million for the year to the end of June 2002.

Revenue for the group rose 39% to $40.8 million, up from $29.4 million for the previous 12 months. This is a record sales figure for Agenix and substantially exceeds the indications given to the market earlier in the year.

Revenue from AGEN Biomedical rose 37% to $23.0 million from $16.8 million in 2000 - 01, while revenue from Milton rose 44% to $16.8 million from $11.7 million in 2000 - 01.

"The company is very pleased that the changes we made and investments in our businesses have resulted in the strong increases in revenue from both our major subsidiaries," said Agenix Chief Executive Officer Don Home. "2002 has been a year of substantial operational changes, recruitment of key personnel, and progress of our high-technology blood clot imaging product ThromboView™. While we have encountered some difficulties during this year, our team has continued to make excellent progress and we are all looking enthusiastically at the upcoming years as we continue to develop Agenix as one of the leading biotechnology companies in Australia."

Included in the results was a $3.0 million write down in future income tax benefits which was taken in anticipation of the increased expenditure on ThromboView™ in future years. Expenditure on ThromboView™ this year was $2.0 million. Future ThromboView™ costs will be expensed when incurred, which continues to be consistent with the applicable accounting standard. The company also incurred material/significant expenses of $1.5 million which are not expected to occur in future years.

Cash flow from operations before research and development costs increased 168% from $3.4 million to $9.1 million. After R&D cash flow increased from $1.0 million to $5.7 million. This was a record cash flow from operations for Agenix and has created a very robust increase in cash reserves from $3.5 million to $7.0 million.

"Agenix has undrawn cash facilities of $3.0 million and with these year end cash reserves of $7.0 million plus the underlying future cash flow from operations, puts us in a very solid financial position poised for future growth" said Chief Financial Officer Jeff Carter.

Summary of operations:

- **AGEN:** AGEN's 20th year was another record one, with product sales up 13.5% to $20.1 million, supported by royalty licence income from AGEN's D-dimer intellectual property, which added $2.9 million, an increase of 165%. AGEN capitalised on greater public awareness of blood clots and demand for diagnostic products by offering new products. AGEN's first-generation automated product, Auto D-dimer, continues to sell well, while Simplify D-Dimer is growing in market acceptance. The company successfully enforced its D-dimer patent, with licenses issued to Biokit and Instrument Laboratories. A SimpliRED D-dimer study evaluated more than 1,700 patients – one of the largest studies ever published investigating the application of D-dimer in acute deep vein thrombosis patients and validated the effectiveness of this test in overall patient management and clinical outcomes.

- **ThromboView™:** Pre-clinical trials are being undertaken for AGEN's blood clot radioimaging antibody reagent to test the effectiveness of the humanised antibody.. In July 2002 a world-class expert panel endorsed the pre-clinical canine images and potential applications. Trademarks patents were lodged around the world and different methods were explored to produce the antibody. Staff were appointed to drive the technology through human trials, which are scheduled for early 2003. The timeline for the first human dose has been revised from November this year to March next year due to the inability to source cGMP manufactured product from our external suppliers. While this has delayed the commencement of the trials we are still on our overall timeline goal due to additional time savings that we have been able to make in each Phase of our clinical studies.

- **Milton Pharmaceuticals:** Core product markets performed strongly, and were complemented by the first full trading year with the Milton brand. These gains were countered by the unsuccessful launch of the Milton Nappy Sanitiser and Laundry Powder products. Expansion in Asia is progressing strongly, and rationalisation of the galenicals product range was completed under the Gold Cross and David Craig brands. Milton negotiated the rights to use the Gold Cross brand under licence from the Pharmacy Guild of Australia for a further five years.

For more information:

Don Home, CEO Agenix Limited **(0438) 500255**
Jeff Carter, CFO Agenix Limited **(0419) 414901**

About the company: Agenix Limited [ASX:AGX] is a listed Australian-based company. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its fully-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology Thromboview™ blood clot-imaging project, which uses radiolabelled antibodies to locate blood clots in the body. This could revolutionise the $US 3 billion annual clot diagnostic imaging market. Agenix employs 190 staff and sells its products to more than 50 countries.

www.agenix.net

AGENIX

AGENIX LIMITED
Level 9 123 Epping Rd
North Ryde NSW 2113
Australia
Tel : (612) 8875 7898
Fax : (612) 8875 7897
Website : www.agenix.net

To:	Australian Stock Exchange Limited
Attn:	Company Announcements Office
Fax No:	1 300 300021
From:	Jeff Carter
Subject:	Appendix 4B – Preliminary Final Report
Date:	12 September 2002
No of Pages:	26 pages

The Board of Directors of Agenix Limited announces for the year ended 30 June 2002:

Key Highlights

1. An increase in group revenue to $40.8 million (i.e. up $11.4 million or 39%); and

2. Profit from ordinary activities before material/significant items, research and development and tax of $7.0 million. This is an increase of $1.4 million or 25% over the prior period; and

3. Cash flow from operations (before research and development) increased from $3.4 million to $9.1 million (i.e. up $5.7 million or 168%). After R&D expenditure cash flow increased to $5.7 million (i.e. up $4.7 million or 470%).

Operating Profit Result

Profit from ordinary activities before tax was $4.2 million, which compares with the previous corresponding period of $3.8 million. The increase is $0.4 million or 11% over the prior period. During the year there were also some material/significant items associated with the closure of the Perth office ($0.1 million), the costs of the Level 1 Nasdaq listing ($0.5 million), the write-down of investments ($0.4 million) and the write-off of previously deferred research and development costs ($0.5 million). The research and development expensed this year was $1.3 million.

Profit after tax was $0.2 million, which compares with the previous corresponding period of $4.2 million. The decrease is $4.0 million and is due to an increase of $0.4 million in operating profit before tax offset by an increase in the income tax expense of $4.4 million. This increase in income tax expense was primarily due to the use of tax losses which were previously tax effected together with the write-down of future income tax benefits associated with tax losses that were previously brought to account.

As a result of the reduced profit after tax there was a decrease in the earnings per share from 3.12 cents to 0.10 cents. As explained above, this reduction was primarily caused by an increase in the income tax expense of $4.4 million or 2.83 cents per share. On a before tax and before material/significant items basis the earnings per share increased from 3.08 cents to 3.66 cents (i.e. up 18.8%).

Group Revenue

Group revenue for the year was $40.8 million, compared to the prior year of $29.4 million. The increase was $11.4 million or 39%. Contributions by operations to group revenue were:

	2002	2001	Increase/(Decrease)	
	$000	$000	$000	%
Diagnostic Products	23,018	16,805	6,213	37.0
Pharmaceuticals	16,836	11,709	5,127	43.8
Molecular Biology	568	392	176	44.9

AGEN sales of diagnostic products increased 37.0% to $23.0 million. This is a record sales level for AGEN and continues the substantial growth that was also achieved in the prior year of 15.7%. Second half sales of $13.5 million were up 26.2% on the corresponding prior period. The AGEN result continues to demonstrate this operation as a growth company with robust earnings.

Milton Pharmaceuticals increased pharmaceuticals sales by 43.8% to $16.8 million. The underlying business remained robust while the majority of growth in sales came from the extension of products launched under the Milton brand name. This was the first full year contribution from the acquisition of the Milton antibacterial range of products which have exceeded expectations.

Jemaka increased molecular biology sales by 44.9% to $568,000 driven by increased domestic and export sales.

Segment Profit Result

AGEN's profit before tax and research and development increased 68% from $6.9 million to $11.6 million. The profit before tax and R&D margin increased from 41.2% to 50.6%. The strong growth seen in AGEN came from both the Human and Veterinary Diagnostics businesses.

Research and development in AGEN increased from $1.9 million to $3.4 million (i.e. up $1.5 million or 79%). This represents 14.8% of AGEN's revenue in the current year. The increased expenditure was directly related to the Thromboview project. This year's expenditure on Thromboview was $2.0 million compared to a prior year expenditure of $0.4 million. The expenditure on Thromboview has been treated as deferred research and development expenditure. However, the Directors have decided that for the future years expenditure on Thromboview will be expensed when incurred, which continues to be consistent with the applicable accounting standard. During the year substantial progress has been made with trademarks lodged around the world and staff appointments to drive the technology through human trials, which are scheduled for early 2003.

Milton Pharmaceuticals profit before tax decreased from $0.3 million to a loss before tax of $2.4 million. This loss was primarily due to the unsuccessful launch of the Milton Nappy Sanitiser and Concentrated Laundry Powder products which have now been discontinued and the impact fully absorbed. We expect that the returns will substantially improve with the reorganisation that was implemented in the fourth quarter of 2002 and Milton will return to profitability in the next financial year.

Jemaka continued to contribute to the group profit. Profit before tax increased from $115,000 to $162,000 or 41%. The profit before tax margin remained similar at around 29%.

During the year the Perth operations were closed and the associated operations were transferred to the AGEN facility in Brisbane. Further research and development of the B230 project has been ceased and the deferred research and development costs associated with this project have been written-off in this year's results.

Financial Position

The Agenix cash flow from operations (before research and development) increased from $3.4 million to $9.1 million (i.e. up $5.7 million or 168%). After R&D expenditure the cash flow increased to $5.7 million (i.e. up $4.7 million or 470%). This was a record cash flow from operations for Agenix. As a result of this very strong cash generation the cash reserves have increased from $3.5 million to $7.5 million (i.e. up $4.0 million or 115%). The company also has access to undrawn banking facilities of $3.0 million. This has put the company in a very solid financial position poised for future growth.

Jeff Carter
Chief Financial Officer & Company Secretary

Rules 4.1, 4.3

Appendix 4B

~~Half yearly~~/preliminary final report

Introduced 30/6/2002.

Name of entity

AGENIX LTD

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	~~Half year~~/financial year ended ('current period')
58 009 213 754		√	30 JUNE 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenues from ordinary activities *(item 1.1)*	up/~~down~~	38.6%	to	40,751
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	~~up~~/down	96.1%	to	161
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of	-		-
Net profit (loss) for the period attributable to members *(item 1.11)*	~~up~~/down	96.1%	to	161

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	- ¢	- ¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	- ¢	- ¢

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) *(see item 15.2)*: -

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

-

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	40,751	29,407
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(36,269)	(25,120)
1.3	Borrowing costs	(328)	(451)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**4,154**	**3,836**
1.6	Income tax on ordinary activities *(see note 4)*	3,993	(365)
1.7	**Profit (loss) from ordinary activities after tax**	**161**	**4,201**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**161**	**4,201**
1.10	Net profit (loss) attributable to outside +equity interests	-	29
1.11	**Net profit (loss) for the period attributable to members**	**161**	**4,172**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	-	-
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**161**	**4,172**

Earnings per security (EPS)		Current period	Previous corresponding period
1.18	Basic EPS (cents)	0.10	3.12
1.19	Diluted EPS (cents)	0.10	3.12

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	161	4,201
1.21	Less (plus) outside +equity interests	-	29
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**161**	**4,172**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	40,422	28,906
1.24	Interest revenue	238	109
1.25	Other relevant revenue	91	392
1.26	Cost of goods sold	19,262	13,129
	Distribution expenses	1,504	757
	Marketing expenses	5,998	4,240
	Occupancy and administration expenses	3,778	2,991
	Research and development expenses	1,345	1,489
	Borrowing costs	328	451
	Other expenses from ordinary activities	1,501	1,100
	Material/significant items (refer note 19.2)	1,480	278
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	1,401	1,136
Capitalised outlays			
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(1,980)	(6,152)
1.31	Net profit (loss) attributable to members (*item 1.11*)	161	4,172
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	-	-
1.35	**Retained profits (accumulated losses) at end of financial period**	**(1,819)**	**(1,980)**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	28	-	-	28
2.2	Amortisation of other intangibles	572	-	-	572
2.3	**Total amortisation of intangibles**	600	-	-	600
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	1,660	310
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	(1,499)	3,862

Condensed consolidated statement of financial position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	7,499	3,500	4,363
4.2	Receivables	6,061	8,269	6,581
4.3	Investments	-	942	879
4.4	Inventories	6,125	4,259	7,989
4.5	Tax assets	299	255	313
4.6	Other - prepayments	419	183	497
4.7	**Total current assets**	**20,403**	**17,408**	**20,622**
	Non-current assets			
4.8	Receivables	211	-	-
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	1,327	877	942
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	8,193	8,655	8,448
4.15	Intangibles (net)	10,727	10,694	10,449
4.16	Tax assets	2,262	5,482	5,476
4.17	Other - deferred research & development	2,490	922	1,704
	Other	-	-	874
4.18	**Total non-current assets**	**25,210**	**26,630**	**27,893**
4.19	**Total assets**	**45,613**	**44,038**	**48,515**
	Current liabilities			
4.20	Payables	4,377	3,812	5,885
4.21	Interest bearing liabilities	954	968	231
4.22	Tax liabilities	-	-	-
4.23	Provisions exc. tax liabilities	541	593	667
4.24	Other	50	-	5
4.25	**Total current liabilities**	**5,922**	**5,373**	**6,788**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	3,464	3,551	4,492
4.28	Tax liabilities	920	296	629
4.29	Provisions exc. tax liabilities	600	433	400
4.30	Other	11	-	11
4.31	**Total non-current liabilities**	**4,995**	**4,280**	**5,532**
4.32	**Total liabilities**	**10,917**	**9,653**	**12,320**
4.33	**Net assets**	**34,696**	**34,385**	**36,195**

+ See chapter 19 for defined terms

Condensed consolidated statement of financial position continued

	Equity			
4.34	Capital/contributed equity	36,515	36,365	36,515
4.35	Reserves	-	-	-
4.36	Retained profits (accumulated losses)	(1,819)	(1,980)	(320)
4.37	**Equity attributable to members of the parent entity**	**34,696**	**34,385**	**36,195**
4.38	Outside +equity interests in controlled entities	-	-	-
4.39	**Total equity**	**34,696**	**34,385**	**36,195**

4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	-	-
5.2	Expenditure incurred during current period	-	-
5.3	Expenditure written off during current period	-	-
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-
5.5	Expenditure transferred to Development Properties	-	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	-	-

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	-	-
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	-	-

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	43,397	26,489
7.2	Payments to suppliers and employees	(35,667)	(22,901)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	228	109
7.6	Interest and other costs of finance paid	(391)	(451)
7.7	Net income taxes refunded/(paid)	168	(1,343)
7.8	Other	-	-
7.9	**Net operating cash flows**	**7,735**	**1,903**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(944)	(535)
7.11	Proceeds from sale of property, plant and equipment	230	43
7.12	Payment for purchases of equity investments	-	(552)
7.13	Proceeds from sale of equity investments	76	-
7.14	Loans to other entities	(211)	-
7.15	Loans repaid by other entities	-	-
7.16	Other – brand names	-	(3,244)
	Other – deferred research & development	(2,054)	(917)
	Other – Japanese Witness license	(451)	-
7.17	**Net investing cash flows**	**(3,354)**	**(5,205)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	-	8,011
7.19	Proceeds from borrowings	4,280	450
7.20	Repayment of borrowings	(4,442)	(2,061)
7.21	Dividends paid	-	-
7.22	Other	-	-
7.23	**Net financing cash flows**	**(162)**	**6,400**
7.24	**Net increase (decrease) in cash held**	**4,219**	**3,098**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	3,280	182
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**7,499**	**3,280**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

On 2 August 2001, Agenix Ltd issued 500,000 ordinary shares to Global Capital Markets Inc (formerly GTH Capital Inc) at an issue price of 30c per share in lieu of payment for advisory services.

Acquisition of fit-out and plant and equipment by means of finance leases of $412,000

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	2,248	505
8.2	Deposits at call	5,251	2,933
8.3	Bank overdraft	-	(220)
8.4	Other	-	62
8.5	**Total cash at end of period** *(item 7.27)*	**7,499**	**3,280**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	10.2%	13.1%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	0.5%	12.1%

+ See chapter 19 for defined terms

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

Earnings used in calculating basic and diluted earnings per share	$161,000
Weighted average number of ordinary shares used in calculating Basic earnings per share	154,137,235
Effect of dilutive securities:	
Share options	-
Adjusted weighted average number of ordinary shares used in calculating Diluted earnings per share	154,137,235

NTA backing *(see note 7)*	Current period	Previous corresponding Period
11.1 Net tangible asset backing per +ordinary security (cents)	15.6	15.4

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

-

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	-
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$ -
13.3	Date from which such profit has been calculated	-
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$ -

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	Westar Capital Ltd
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$ 1,000
14.3	Date to which the profit (loss) in item 14.2 has been calculated	26 April 2002
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$ (1,000)
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$ 10,000

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	-
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	-
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	-

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	- ¢	- ¢	- ¢
15.5	Previous year	- ¢	- ¢	¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	- ¢	- ¢	- ¢
15.7	Previous year	- ¢	- ¢	- ¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

	Current year	Previous year
15.8 +Ordinary securities	- ¢	- ¢
15.9 Preference +securities	- ¢	- ¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

	Current period $A'000	Previous corresponding period - $A'000
15.10 +Ordinary securities *(each class separately)*	-	-
15.11 Preference +securities *(each class separately)*	-	-
15.12 Other equity instruments *(each class separately)*	-	-
15.13 Total	-	-

The +dividend or distribution plans shown below are in operation.

-

The last date(s) for receipt of election notices for the +dividend or distribution plans

-

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

-

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax	-	-
16.2 Income tax on ordinary activities	-	-
16.3 Profit (loss) from ordinary activities after tax	-	-
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	-	-
16.6 Adjustments	-	-
16.7 Share of net profit (loss) of associates and joint venture entities	-	-

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
17.1 Equity accounted associates and joint venture entities				
17.2 Total				
17.3 Other material interests				
Phytoprotein Pte Ltd	27.85%	31.25%	-	-
Esvin Biosys International Ltd	-	47.00%	-	-
17.4 Total				

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	-	-	-	-
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	-	-	-	-
18.3	**+Ordinary securities**	154,182,440	154,182,440	-	-
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	500,000	500,000	-	-
18.5	**+Convertible debt securities** *(description and conversion factor)*	-	-	-	-
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	-	-	-	-
18.7	**Options** *(description and conversion factor)*			*Exercise Price (cents)*	*Expiry date (if any)*
	Unlisted options				
	Directors/Employees	9,000,000	-	55c	30/01/03
	Directors/Employees	250,000	-	40c	24/11/04
	Employee Option Plan	4,106,000	-	33c	19/07/07
	Employee Option Plan	75,000	-	44c	19/07/07
18.8	Issued during current period				
	Employee Option Plan	4,571,000	-	33c	19/07/07
	Employee Option Plan	75,000	-	44c	19/07/07
	Employee Option Plan				
18.9	Exercised during current period	-	-	-	-
18.10	Expired during current period				
	Directors/Employees	8,308,000	-	40c	30/11/01
	Employee Option Plan	465,000	-	33c	19/07/07

18.11	**Debentures** *(description)*	-	-
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted		
18.13	**Unsecured notes** *(description)*	-	-
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted		

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting.* Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting.* The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period.

On 30 November 2001 Agenix closed its office in Perth. The total cost of the closure was $90,000.

On 5 June Agenix completed its Level I American Depositary Receipt (ADR) – AGXLY. Costs incurred to 30 June 2002 have been $481,000.

At 30 June 2002, the group created a provision of $422,000 against the value of investments in listed companies.

The group wrote-back all previously deferred costs on the B-230 Project of $487,000.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

-

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

Franking credits available to the group are $527,786.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

-

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

-

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

On 24 May 2001 Agenix won its six year legal battle against the receiver and manager of Geneva Finance Limited in Western Australia. The contingent liability noted in the 2001 financial report was $300,000. Since that date the receiver and manager has lodged an appeal. The company will continue to vigorously defend the action.

19.8 Income tax reconciliation

Prima facie tax expense at 30%	1,246
Adjusted for permanent differences:	
Amortisation of intangibles and re-valued assets	256
Investment provision not tax effected	127
Research and development uplift	(401)
Write-off obsolete stock no previously tax effected	(47)
Other miscellaneous non deductible expenses	39
Total permanent differences from operations	(26)
Recoupment of prior year tax losses not previously brought to account	(200)
Future income tax benefits arising from tax losses in prior years, written off	2,973
Tax expense per line 1.6	3,993

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	-
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	-

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	ASX Lecture Theatre Level 5, Riverside Centre, 123 Eagle St Brisbane QLD 4000
Date	20 November 2002
Time	10am to 12noon
Approximate date the +annual report will be available	20 October 2002

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used [ ]

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

- ☐ The +accounts have been audited.
- ☐ The +accounts have been subject to review.
- ✓ The +accounts are in the process of being audited or subject to review.
- ☐ The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications will follow immediately they are available.

6 The entity does not have a formally constituted audit committee. However, formal meetings are held at which the findings of the year end audit conducted by the external auditor are tabled for review and consideration. Any significant matters are addressed at this time.

Sign here: Jeff Carter .... Date: 12 September 2002
(~~Director~~/Company Secretary)

Print name: Jeff Carter

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance*.

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the

management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations.*

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

SEGMENT INFORMATION – PRIMARY SEGMENT

The industry segments below derive revenue from the following products and operations:

(i) **Medical diagnostics**
Development, manufacture and sale of human and veterinary diagnostic tests.

(ii) **Pharmaceuticals**
Manufacture and sale of pharmaceutical products

(iii) **Molecular Biology**
Manufacture and sale of biomedical products

Business segments	Medical Diagnostics		Pharmaceuticals		Molecular Biology		Elimination		Consolidated	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000
REVENUE										
Segment revenue	23,018	16,805	16,836	11,709	568	392	-	-	40,422	28,906
Unallocated revenue									329	501
Total consolidated revenue									40,751	29,407
RESULTS										
Segment result	10,470	5,435	(2,385)	266	162	115	-	-	8,247	5,816
Unallocated expenses									(4,093)	(1,980)
Consolidated entity profit from ordinary activities before income tax									4,154	3,836
Income tax (expense)/benefit									(3,993)	365
Net profit									161	4,201

SEGMENT INFORMATION – PRIMARY SEGMENT (CONT'D)

Business segments	Medical Diagnostics		Pharmaceuticals		Molecular Biology		Eliminations		Consolidated	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000
ASSETS										
Segment assets	23,036	13,036	14,919	15,526	377	123	(8,428)	-	29,904	28,685
Unallocated assets									15,709	15,353
Total consolidated assets									45,613	44,038
LIABILITIES										
Segment liabilities	2,865	2,645	10,699	7,572	279	280	(7,653)	(1,463)	6,190	9,034
Unallocated liabilities									4,727	619
Total liabilities									10,917	9,653
OTHER SEGMENT INFORMATION										
Acquisition of property, plant and equipment, intangible assets and other non-current assets	3,352	844	646	3,541	17	-	(99)	516	3,916	4,901
Depreciation	416	416	491	413	1	1	60	87	968	917
Amortisation	213	219	239	134	-	-	581	309	1,033	662
Non-cash expenses other than depreciation and amortisation	-	-	-	-	-	-	909	278	909	278

SEGMENT INFORMATION – SECONDARY SEGMENT

Geographical segments	North America		Europe		Asia Pacific		Australia and New Zealand		Consolidated	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Segment revenue	9,974	7,774	7,503	4,287	3,022	2,218	19,923	14,627	40,422	28,906
Segment assets	-	-	-	-	-	-	45,613	44,038	45,613	44,038
Other segment information:										
Acquisition of property, plant and equipment, intangible assets and other non-current assets	-	-	-	-	-	-	3,916	4,901	3,916	4,901